Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

JANUARY 20, 2015 / 2:00PM, HAL - Q4 2014 Halliburton Co Earnings Call

CORPORATE PARTICIPANTS

Kelly Youngblood Halliburton Company - VP of IR

Dave Lesar Halliburton Company - Chairman & CEO

Christian Garcia Halliburton Company - SVP & CAO, Acting CFO

Jeff Miller Halliburton Company - President & Chief Health, Safety & Environment Officer

CONFERENCE CALL PARTICIPANTS

David Anderson Barclays Capital - Analyst

Jud Bailey Wells Fargo Securities - Analyst

Bill Herbert Simmons & Company - Analyst

James West Evercore ISI Group - Analyst

Angie Sedita UBS - Analyst

Kurt Hallead RBC Capital Markets - Analyst

Jeff Tillery Tudor Pickering - Analyst

Jim Wicklund Credit Suisse - Analyst

Waqar Syed Goldman Sachs - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Halliburton fourth-quarter 2014 earnings call. (Operator Instructions). As a reminder, this conference call is being recorded. I would now like to introduce your host for today’s conference, Kelly Youngblood, Vice President Investor Relations. Please go ahead.

Kelly Youngblood - Halliburton Company - VP of IR

Good morning and welcome to the Halliburton fourth-quarter 2014 conference call. Today’s call is being webcast and a replay will be available on Halliburton’s website for seven days. Joining me today are Dave Lesar, CEO; Christian Garcia, acting CFO; and Jeff Miller, President.

Some of our comments today may include forward-looking statements reflecting Halliburton’s views about future events. These matters involve risks and uncertainties that could cause our actual results to materially differ from our forward-looking statements.

These risks are discussed in Halliburton’s Form 10-K for the year ended December 31, 2013, Form 10-Q for the quarter ended September 30, 2014, recent current reports on Form 8-K and other Securities and Exchange Commission filings. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Our comments today include non-GAAP financial measures. Reconciliations to the most directly comparable GAAP financial measures are included in our fourth-quarter press release which can be found on our website. Unless otherwise noted, in our discussion today we will be excluding the impact of restructuring charges and Baker Hughes acquisition-related costs taken in the fourth quarter of 2014.

In our prepared remarks today Dave will provide a brief update on our progress related to the pending Baker Hughes acquisition. However, the purpose of the call today is to review our quarterly financial and operational results and our outlook for 2015. We ask that you please keep your questions focused on those matters. Now I will turn the call over to Dave. Dave?

Dave Lesar - Halliburton Company - Chairman & CEO

Thank you, Kelly, and good morning, everyone. Well, the market is certainly tougher out there today and I will discuss that in a minute. I do want to begin with a few of our key accomplishments in 2014.

First, I’m very proud to say that we delivered industry leading total Company revenue growth and returns in 2014. We finished the year with revenues of nearly $33 billion and operating income of $5 billion, both of which are new records for the Company.

Leading the improvement was North America with revenue growth of 16% and profit growth of 23%, followed by the Eastern Hemisphere with revenue and profit growth of 10% and 12% respectively. This was also a record year for both of our divisions where 12 of our 13 product lines set new all-time highs.

From an operating income perspective we achieved new full-year records in our Completion tools, Multi-Chem, Drill Bit and Baroid product lines. I highlight this performance because you want to head into any industry downturn starting from an extremely strong financial and operating platform, and that certainly is where we are performing today.

And finally during the fourth quarter we announced a definitive agreement to acquire Baker Hughes. We believe this combination will create a bellwether oilfield services company; a stronger, more diverse organization with an unsurpassed depth and breadth of services. We are excited about this transaction and the benefits it will provide the shareholders, customers and other stakeholders of both companies.

Similarly, employees at all levels in both organizations are excited about creating a new industry leader and the opportunities they will have as part of a larger company. We’ve also heard from many of our customers who have expressed enthusiasm about the combination. Those who see the broader, cost effective offerings that we will be able to provide. And especially those who are looking for a compelling alternative to their current incumbent in parts of the world where individually ourselves and Baker have only a small footprint.

We are continuing to highlight for our customers the benefits this combination will deliver to them. We have formed an integration team led by Mark McCollum, which includes representatives from both companies. Mark and his team have already hit the ground running to develop a day one strategy and an ongoing integration plan which we believe will deliver the nearly $2 billion in annual cost synergies we discussed in our previous announcement.

Now I’m not naive how hard it is to put two companies together, it is damn hard. But you know Mark and you know his excellent track record on delivering on the commitments that he makes to you. And I am confident that we will achieve our integration goals with him in the lead.

On the regulatory front we filed the initial Form S-4 with the Securities and Exchange Commission and are proceeding expediently with all the antitrust filings. We continue to expect that we will complete the transaction in the second half of 2015.

We look forward to realizing the strategic and financial benefits inherent in this combination to create greater value for our combined shareholders. I want to be clear that we remain committed to seeing this deal through despite the current macro headwinds facing the industry. In fact, as we continue to analyze the potential value creation opportunities of the combination, we believe the transaction is even more compelling today than when we announced it.

I would also like to congratulate the Baker Hughes employees for delivering on an outstanding quarter with record financial results. This is clear evidence to me of the capabilities of this organization and their continued focus on supporting their customers during this period of transition.

So all in all 2014 was a historic year for Halliburton as we stayed focused on our returns, executed on key strategies around unconventionals, deepwater and mature fields. Our strategies have worked, are working and we intend to stay the course.

Now let me discuss what we are seeing in the market today and our prospects and challenges for the coming year. Later Christian will cover our fourth-quarter results.

Obviously commodity pricing has dropped dramatically over the last several months with oil prices now at levels not seen since early 2009. The North America rig count and activity levels held up through most of the fourth quarter as customers executed against the remainder of their 2014 budgets.

However, over the last 60 days the US land rig count has fallen by 250 rigs or close to 15%. Capital expenditure budgets from our customers remain fluid, but so far on average have been reduced 25% to 30% as they adjust their spending to operate within their cash flows in response to a continued drop in commodity prices.

As a result we expect activity declines for North America land to accelerate further in the first quarter, impacting all of the key liquids basins.

What is creating even more uncertainty for the service industry is that many customers have continued to revise down their capital budgets through further capital reduction announcements. This makes it difficult to size your business in today’s US market in particular because it is such a fast moving target.

So while we did not experience price weakness during the fourth quarter, price discount discussions with customers did begin in the fourth quarter and have accelerated over the past several weeks. And price reductions are now occurring across all product lines.

Now we expect pricing concessions to be less severe when compared to previous cycles and therefore believe our decremental margins should be lower. That is because our margin improvement this cycle was largely driven by our focus on gaining efficiencies and getting increased labor input cost recovered more quickly, not through net pricing increases.

This up-cycle did not last long enough for us to see the kinds of net pricing that would have enabled margins to recover to historically strong levels. Therefore less pricing erosion will be needed to eventually reduce service capacity if market weakness persists.

Based on our experience in previous downturns, we expect that it will take a couple of quarters to see how the interplay of pricing declines, volume reductions and equipment efficiency deterioration plays out relative to our ability to lower labor and input costs and to right size the organization, and therefore reach an equilibrium in the market.

The first quarter of any severe downturn is almost always the most challenging quarter to predict because pricing concessions usually impact our results in real-time. Volume declines can be erratic as customers’ rig plans are uncertain and can change daily. Then there is typically a delay in realizing input cost savings from our suppliers.

There’s two reasons for this. One, discussions with vendors are dependent on them truly believing we have a reduction in ongoing activity levels before we can have the kinds of tough renegotiation that results in significant input cost reductions.

Second, there is a timing issue as to the expenses that flow through inventory like sand, proppant, chemicals and cement. It takes a while to see lower input pricing fully reflected in your average inventory cost because you have to work off your higher priced inventory.

Next, headcount adjustments don’t follow directly from pricing concession as you still need the crews to do the work. Headcount adjustments do, however, follow volume reductions. Therefore there is a lag in getting labor costs out as activity declines.

And finally, the impact of a large rig count reduction on 24-hour operations and its inherent efficiency is hard to predict as customers slow down activity in many different ways. But eventually these moving parts all settle out and we reach some sort of equilibrium.

In this environment we would expect to see most of our margin degradation occurring over the first couple of quarters and more margin stability in the back half of the year.

Now in this very uncertain environment we believe Halliburton’s more efficient crews and differentiated technologies are best suited to outperform. Additionally, being aligned with the right customers, those with assets in the sweet spot of the reservoir, becomes more important as we expect to see those customers continue to work through the cycle. But we have to be real about it.

The North America market is going to see volatility and pain for a few quarters. However, in this scenario I like our chances.

Now moving to international. We started to see the impact of lower commodity prices during the fourth quarter. Declining oil prices have caused our customers to reduce their budgets and defer several of their new projects, particularly around offshore exploration.

In 2015 we anticipate headwinds across all of our international regions. Middle East/Asia will likely be the most resilient followed by Latin America. And finally, Europe, Africa, CIS is expected to see the sharpest decline. Let me talk about each individually.

Middle East/Asia is expected to be the best performing region for the Company in 2015 as recent project awards in Saudi Arabia, Iraq, the UAE and Kuwait are all anticipated to move forward. However, we expect Malaysia and Australia and other markets across the region to be impacted by reduced customer spending and delayed projects.

In Latin America we currently expect to see unconventional activity levels in Argentina continue to grow, along with the start up of our new integrated asset management project in Ecuador. However, we believe lower activity levels in Mexico and Colombia will more than offset the higher growth in these markets.

Europe/Africa/CIS is expected to experience significant activity declines across the entire region with the most vulnerable areas being the North Sea, Russia and Angola. In addition, Russia and Norway also are experiencing significant currency weakness.

So when you net out the international regions, we expect to see year-on-year decline. But we believe we will outperform spending predictions indicated in the third-party surveys that are out there today.

Later Jeff will discuss some of the specific actions we are taking to adjust our cost structure to the market conditions. I can tell you that we will do what we have to do, we know what buttons to push and levers to pull and we will do so.

I will say that, similar to previous cycles, we will protect our market share and expect to see customers focused on our highly efficient service model. As our customers struggle with cash flows they will be very focused on optimization and gaining higher levels of efficiency and I expect that this will bode very well for Halliburton.

Our management team has been through previous downturns and we intend to emerge from this cycle a much stronger Company on a relative basis. During the fourth quarter we took a $129 million restructuring charge as a first step in preparing for these market changes. And as Jeff will cover in a few minutes, there is likely to be more in the first quarter.

Now for competitive purposes we are not going to lay out our detailed strategy for addressing this business environment. However, in the short-term we are putting initiatives in place not only to temper the impact of the activity decline on our financial performance, but also to ensure that we are in an optimal position to take advantage of the market’s eventual recovery.

The length of any downturn is very difficult to predict. But as you know, we are in a great financial position right now with strong free cash flow. We will make adjustments as activity declines and our intention is to look beyond the cycle and continue to execute our strategic initiatives. I believe that this is the right thing to do for the health of our business over a complete business cycle.

As I stated, we have been through these cycles before and we know what to do and we will execute on that experience. The bottom line, we have historically outperformed the market in North America during downturns and we have no reason to believe that this downturn will be any different.

Now let me turn it over to Christian to provide more details on our financial performance. Christian?

Christian Garcia - Halliburton Company - SVP & CAO, Acting CFO

Thanks, Dave, and good morning, everyone. It has been a while but I’m glad to be back on the call and looking forward to be working with all of you again. Let me begin with an overview of our fourth-quarter results and later on let me discuss our financial outlook.

Total Company revenue of $8.8 billion was a record quarter for Halliburton with operating income of $1.4 billion. We achieved record quarterly revenues in both of our divisions and our Middle East/Asia region set a new record for both revenue and operating income.

From a product line perspective we had record revenues in the fourth quarter in Production Enhancement, Completion Tools, Drill Bits, Artificial Lift and Consulting and Project Management while new operating income records were set by Multi-Chem, Drill Bits and Landmark. North America revenue was flat sequentially in line with the average quarterly rig count. Operating income was modestly higher over the same period despite the impact of seasonal fourth-quarter weather and holiday downtime.

Fourth-quarter margins benefited from the continued roll out of our Battle Red and Frac of the Future initiatives, as well as efficiencies we are seeing from recent enhancements to our logistics network. Service pricing was stable during the fourth quarter as activity levels remained robust, but are expected to deteriorate in the coming quarters.

In the Eastern Hemisphere we experienced a modest level of sequential revenue growth which resulted in a new quarterly record despite the headwinds experienced in our Europe/ Africa/CIS region. Operating income came in flat compared to the third quarter.

In the Middle East/Asia region revenue increased by 10% compared to the third quarter and operating income was up 29% over the same period. Our fourth-quarter margins came in just under 21% as a result of seasonal year-end software and equipment sales as well as higher integrated project-related activity in Saudi Arabia, Iraq, India and Indonesia.

Switching to Europe/Africa/CIS, fourth-quarter revenue and operating income declined 8% and 35% respectively compared to the prior quarter as we experienced significant reduction in activity levels in the North Sea, Russia and Angola. Declining oil prices and project economics caused our customers to reduce activity levels and defer several of their new projects. Russia and Norway results were also significantly affected by currency weakness.

In Latin America revenue increased 3% sequentially while operating income declined 4% compared to the previous quarter. The revenue increase was a result of year-end software sales, increased Artificial Lift activity in Venezuela and higher activity levels across the majority of our product lines in Colombia. Operating income was negatively impacted during the quarter from mobilization costs in Brazil and budget constraints in Mexico.

Now I will address some additional financial items. As a result of the market decline that has primarily impacted our international business. We incurred $129 million of restructuring charges in the fourth quarter consisting of severance-related costs as well as asset write-offs. The majority of these adjustments related to our Eastern Hemisphere business.

Our corporate and other expense totaled $83 million for the quarter excluding $17 million in costs related to the Baker Hughes acquisition. We anticipate that our corporate expenses for the first quarter will be approximately $90 million excluding acquisition-related costs and this will be the new run rate for 2015.

Our effective tax rate for the quarter was approximately 27% which was lower than expected as a result of Congress approving the Federal Research and Experimentation tax credit in late December. As we go forward in 2015 we are expecting the first-quarter effective tax rate to be approximately 28% to 29%.

Currently we anticipate that our capital expenditures for 2015 will be essentially in-line with 2014 and expect depreciation and amortization to be approximately $2.4 billion for the year. I know this may surprise some of you, but let me lay out our approach.

As Dave mentioned, our objective is to look beyond the cycle and continue to invest in certain strategic technology such as the Frac of the Future, while retiring older, more costly equipment. As we have previously discussed, our Q10 pumps support our surface efficiency strategy that will enable us to lower operators’ costs while at the same time protect our margins against deteriorating industry conditions.

As you know, we manufacture our own equipment, which gives us the utmost flexibility in this market, and can adjust our spend accordingly based on our visibility.

Turning to our operational outlook, the severity of activity decline in the coming quarters continues to be unclear, preventing us from providing specific guidance. But let me give you some thoughts around the first quarter of 2015.

For the first quarter of 2015 our results will be subject to the same type of seasonality that you have seen in previous years. Landmark, Completions and direct sales activities typically fall off in the first quarter as those businesses benefit historically from customers’ year-end budgets.

Our business will also be impacted by weather-related seasonality that occurs in the Rockies, the North Sea and Russia. In the first quarter of 2014 this seasonality impacted our results by approximately 22%. However, this year we believe the decline will be exacerbated by the macro headwinds currently faced by the industry.

In North America the US rig count is already down 9% from the fourth-quarter average and the rate of decline has accelerated in the last two weeks. We expect to see activity levels continue to drop throughout the first quarter accompanied by price reductions.

As Dave mentioned, the beginning of a down cycle is typically the most challenging, but we believe that our sequential decrementals in the first quarter will be less severe than what we have previously experienced in the prior downturn.

We finished 2014 in a solid financial position. We continue to have the best returns in our peer group. We reduced working capital by seven days since our Analyst Day and gave back 33% of our cash flow from operations for our shareholders in 2014.

In 2015 we will continue to focus on working capital and returns and we will live within our cash flows. We will also continue to adjust our cost structure and currently anticipate that we will be incurring restructuring charges for severance and other actions that we are contemplating in the first quarter.

Now I will turn the call over to Jeff for an update on our strategy. Jeff?

Jeff Miller - Halliburton Company - President & Chief Health, Safety & Environment Officer

Thank you, Christian, and good morning, everyone. Today I would like to begin my comments by discussing the current market environment and what we plan to do. Although oil demand growth expectations for 2015 have weakened, it is still growth.

Demand is forecast to increase by an estimated 900,000 barrels per day. Keep in mind the steep decline curves are still at work. We estimate the average annual production decline rates for unconventionals in North America are in excess of 30% and much higher in some areas. Depending on the ultimate trajectory of the rig count declines and the backlog of well completions, we believe that North America crude production could begin to respond during the back half of the year.

Internationally decline rates have become more pronounced in several key markets over the last couple of years. In areas like Angola, Norway and Russia historical growth has given way to net production declines in the last year. While decline rates in markets like Mexico and India have actually accelerated.

Consequently we believe that any sustained period of under investment due to reduced operator spending could lead to an increase in commodity prices. And this largely ignores the possibility of short-term disruptions due to geopolitical issues. So the long-term fundamentals of our business are still strong. But it is clear we are heading into an activity downturn.

We can look at previous cycles for insight. And while history doesn’t always repeat, sometimes it rhymes.

In North America we’re looking at the rig count decline relative to past downturns. After a plateau through much of the fourth quarter the rig count has dropped sharply over the last two months and is already down 15% from early December. This trajectory is similar to both the 2001/2002 cycle and the 2008/2009 cycle. And in those cases we experienced a rapid correction to the rig count going from peak to trough over a three quarter period.

Over the past several years we have taken key steps to reduce our underlying cost profile. Steps such as deploying Frac of the Future equipment, streamlining our field operations through Battle Red and vertically integrating portions of our logistics network. For these reasons we are confident that we are better prepared than our competitors to execute through this coming cycle.

In the international markets our projects and contracts tend to be longer-term in nature than in North America. Historically this has resulted in reduced year-on-year volatility. However, nearly all of our customers are currently reassessing their priorities and looking for efficiency, and even more so in the offshore space.

It’s important to note that this group has been quick to react to decline to commodity prices with the first moves being made in mid-2014 at sub $100 oil. Although projects already underway are continuing to move forward, generally speaking we are seeing significant reductions in new work being tendered and projects that can be delayed are moving to the right.

As we evaluate service intensity for our international markets we keep a close eye on revenue per rig, which helps us understand the overall health of the business. Although this metric took a step backwards during the 2009 economic downturn, we’ve seen consistent improvement over the last four years. In fact, we are in a better position now than going into the last cycle.

Our 2014 revenue per rig is more than 20% higher than in 2008. For Halliburton, this expansion represents not only the value of technical content in complex wells but also our ability to expand our footprint in underserved geographies, as well as in underutilized product lines. We believe this demonstrates the success of our growth strategies, deep water, mature fields and unconventionals, and positions us to outperform through the next cycle.

As Christian said, the midterm outlook is unclear. But whether this cycle ends in a sharp V or takes time to recover, our strategy will be consistent.

First things first. We will control the things we control. We’ve already taken initial steps to address headcount internationally. And as activity in North America begins to fall more sharply, we will make similar adjustments here as well. Between actions already taken in the fourth quarter and actions we anticipate taking by the end of the first quarter, we expect our headcount adjustments to be in line with our primary competitors.

We intend to minimize discretionary spending in our operations. As operators have requested price discussions with us, we’ve opened dialogues with our suppliers around both volume pricing and anticipate reducing our input cost profile.

We will continue to manufacture our Frac of the Future equipment and plan to take advantage of the opportunity to accelerate the retirement of older fleets which operate at a higher cost, especially in 24-hour operations. The value we have seen from the rollout of our Q10 pumps has truly exceeded our original expectations. And despite the current market conditions, we feel it is the right decision for our shareholders to move forward with this initiative.

Frac of the Future not only gets the job done with 25% less capital and offers maintenance savings of up to 50%, an optimized Frac of the Future spread running under the right efficiency model can complete a well more than 50% faster than legacy equipment. And it does all of this with 35% fewer people on location.

Frac of the Future represents about 30% of our North American fleet today, and we expect that number to be closer to 50% by year end.

Second, service quality really matters, and even more so in this environment. And our ability to execute more efficiently lowers nonproductive times for our customers and reduces their effective cost per barrel. Due to the nature of the work that we do today — large complex shale wells in North America, increasingly technical offshore work and a growing base of integrated projects on the international stage — we believe that our superior execution and best-in-class technical solutions will allow us to maintain utilization and outperform our peers.

As a management team, this isn’t our first downturn. We are talking to our customers every day, and it is safe to say that budget expectations are a moving target. Accordingly, we’ve given ourselves flexibility inside of our capital budget to right size quickly to whatever the market gives us.

I’m very pleased with our management team and the strategies we have in place, and believe that we are well positioned to outperform in the downturn and to ensure that we take advantage of the recovery up cycle and come out a much stronger company.

Now let me turn the call back over to Dave for his closing comments. Dave.

Dave Lesar - Halliburton Company - Chairman & CEO

Thanks, Jeff. Industry prospects will continue to be weak in the coming quarters and the ultimate depth and length of this cycle remains uncertain. However, we are confident that our management team is prepared to meet the challenges that are forthcoming and we will take the opportunity to strengthen the long-term health of our franchise. We will selectively cut costs and at the same time continue to invest where we can improve our competitive position.

Whatever scenario you think may happen we have the people, technology and experience to outperform the market. We have demonstrated this to you for the past several years. Whatever the level of industry activity, we expect to get more than our share of it.

Now before I open it up to questions I want to let you know that due to other business commitments I will not be participating in our first-quarter conference call. Jeff will be providing market comments on my behalf and I will return for our second-quarter call. Now let’s open it up for questions.

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding future financial performance and statements regarding the proposed merger with Baker Hughes, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: with respect to the pending merger with Baker Hughes, failure to obtain the required votes of Halliburton’s or Baker Hughes’ stockholders, the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, and the diversion of management time on transaction-related issues; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court’s September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court’s rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP’s April 2012 settlement relating to the Macondo well incident; indemnification and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services, and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixedprice contracts; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration and success of acquired businesses and operations of joint ventures. Halliburton’s Form 10-K for the year ended December 31, 2013, Form 10-Q for the quarter ended September 30, 2014, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, on December 19, 2014, Halliburton filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Halliburton and Baker Hughes will each file with the SEC a definitive proxy statement/prospectus, and each of Halliburton and Baker Hughes will file other documents with respect to the proposed acquisition of Baker Hughes and a definitive proxy statement/prospectus will be mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (if and when available) and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on October 24, 2014, and its Current Reports on Form 8-K filed with the SEC on July 21, 2014 and December 9, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on October 21, 2014, and its Current Reports on Form 8-K filed with the SEC on June 10, 2014, September 10, 2014 and December 10, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.